UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
Specialized Disclosure Report
Mistras Group, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-34481	22-3341267
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation or organization)	File Number)	Identification No.)

195 Clarksville Road, Princeton Junction, New Jersey		08550
(Address of principal executive offices)		(Zip Code)

Michael C. Keefe; Tel. 609-716-4000
(Name and telephone number, including area code, of the person to contact in connection with this report.)
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

Section 1 – Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report, Exhibit
A copy of Mistras Group, Inc.’s Conflict Minerals Report is filed as Exhibit 1.01 hereto and a copy is available at the registrant’s website at http://investors.mistrasgroup.com/sec.cfm.

Item 1.02 Exhibits
Section 2 – Exhibits
Item 2.01 Exhibits
The following exhibit is filed as part of this report:
Exhibit 1.01 — Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

MISTRAS GROUP, INC.

By:	/s/ Dennis Bertolotti	Date: May 23, 2019
Dennis Bertolotti
President and Chief Executive Officer (Principal Executive Officer)